Direct phone: 404.873.8528
Direct fax: 404.873.8529
E-mail: stephen.fox@agg.com
www.agg.com

December 7, 2010

VIA EDGAR

Mr. Duc Dang
Attorney Advisor
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC   20549

RE:	Rollins, Inc.
File No. 001-04422
Form 10-K for the year ended December 31, 2009
Proxy Statement on Schedule 14A filed March 16, 2010

Dear Mr. Dang:

We are legal counsel to Rollins, Inc. (the “Company”).  This letter provides the Company’s responses to the comments in your letter dated November 17, 2010 about the Company’s referenced filings.  In an effort to facilitate the Staff’s review, we have repeated the comments prior to setting forth the Company’s response thereto.

Form 10-K for the year ended December 31, 2009

Note 12.  Employee Benefit and Stock Compensation Plans, page 65

1.
We have reviewed your response to comment 1.  In future filings please provide disclosure regarding how you value level 3 investments included in your defined benefit plan within your critical accounting policies and in addition please provide a risk factor that discusses the risks associated with level 3 investments and how you mitigate this risk.  In addition please include these future disclosures within your response.

The Company will add to its disclosure in its Form 10-K under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies  - Defined benefit pension plan” additional disclosure addressing (1) how the Company values level 3 investments included in the defined benefit plan, (2) risks associated with valuing level 3 investments and (3) how the Company mitigates this risk.  The Company has supplementally provided to the staff a draft of such disclosure based on its Form 10-K for the year ending December 31, 2009.  The Company does not consider the level 3 investments included in the defined benefit plan a significant risk of an investment in the Company within the meaning of Item 503(c) of Regulation S-K.

Mr. Duc Dang
December 7, 2010

2.
In addition, as requested in our September 30, 2010 letter, please tell us how you determined that the assumptions used by the funds auditors are reasonable and whether you make any adjustments to those assumptions.  In addition, please tell us the nature or examples of the underlying investments that are included within level 3 investments included in your defined benefit plan.

In situations where the Company’s internal control processes include a review of the audited financial statements of funds in which a portion of its plan assets are invested, the Company also undertakes additional measures to evaluate the appropriateness of the assumptions used by the funds in valuing its investments.  These measures include the review of financial data included in the funds’ financial statements for reasonableness.  The Company has not independently made adjustments to funds’ valuation assumptions in completion of the Company’s financial statements.

The nature of the underlying investments included within the plan’s level 3 investments include: (a) for a real estate fund seeking to provide primarily fixed returns and secondarily participation in cash flows in underlying real estate, primarily investments in participating mortgages, and (b) for its hedge fund of funds seeking to maintain a low correlation to stock market indexes and low volatility, investments primarily in long and short positions in equity positions with a secondary strategy for alternative investments having a low correlation to equity markets and low volatility.

Proxy Statement on Schedule 14A, filed March 16, 2010

General

3.
We note your response to prior comment 4 and the reference to pages 7-9 of your proxy.  Please note that Item 401(e)(1) of Regulation S-K requests a discussion of the specific experiences and qualifications that led to the conclusion that each person should serve as your directors.  The referenced disclosure currently aggregates such discussion and is followed by the table that lists other affiliations.  Please confirm that you will provide a separate discussion for each person as requested by Item 401(e)(1) in future filings.

The Company confirms that it will provide in future filings separate discussion for each person as requested by Item 401(e)(1) of Regulation S-K.

Equity Based Awards, page 22

4.
We note your response to prior comment 6 that the purely discretionary awards are determined by the committee’s subjective assessments of each individual’s respective past and anticipated future contributions.  Please confirm that you will provide a discussion of the individual assessments that are made for each person disclosed in this subsection.

Mr. Duc Dang
December 7, 2010

The Company confirms that it will provide a discussion of individual assessments in these discretionary awards.

Please direct any further comments or questions to me at (404) 873-8528.

Sincerely,
ARNALL GOLDEN GREGORY LLP

/s/ Stephen D. Fox
Stephen D. Fox

cc:         Mr. Harry J. Cynkus